Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Xerox and ACS that also constitutes a preliminary prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox will mail the definitive joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the preliminary joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

TRANSCRIPTION RE:

GBG and GPDG Town hall Webcast

Prepared for:

Xerox

Transcribed by:

ExecuScribe, Inc.

1320 University Avenue

Rochester, NY 14607-1618

(585) 256-6220

The following are excerpts from a transcript of the meeting.

MS:	Carl Langsenkamp
MS2:	Rick Dastin
MS3:	Eric Armour
Q:	Questions

[Excerpt 1]

ERIC ARMOUR: ACS…This is exciting. We sat down a year ago, and we said, what should Xerox look like in 15 years’ time. And one of the things that became increasingly apparent to us, is if we wanted to grow to the kind of scale of a company we wanted to be, we couldn’t rely purely on print based economics. And print based business models. But we think there’s a lot of growth opportunity, we’ll hear more about this over the coming months, in our traditional businesses of office and production, and we’re going to redefine those in new ways, that expand the market opportunity. We also recognize that increasingly we needed to have business models that were not dependent upon print. That were either print agnostic, or completely unrelated to print. And business process outsourcing surfaced as a big opportunity for us. A $170 billion market today, growing at 15% a year, still fairly fragmented, so there’s no two or three players that dominate. Tremendous ability to bring our brand, our distribution strength, and a lot of out technologies to bear, including our hardware, where you can serve as a digital on ramp or off ramp, in the workflow processes. So we identified this as a space we wanted to get big in. We looked at the organic growth we’re on, which is pretty good. We’re outgrowing the market at about 20%. But we said, geez, even at that, the business we have today would not be as relevant to the company as it needs to be. So we recognized we needed to make an acquisition. So we’re buying a company that’s $6 billion today. Makes us in total a $22 billion company, a $10 billion services business. I used to be able to do the math. I think that’s 11 zeros. That’s a lot of zeros. That’s a lot of market clout. This will provide us with an increased services led strategy, where we can go deeper into customers, we can cross sell to one another, we can have stickier relationships, and it’s non-print base. So this thing can grow in many dimensions, without being tied to print, which we know will be under increased pressure. The number of pages is going to come down over time.

The company is highly complementary. If you sat there, and I did at one point, what will an ideal candidate look like? We said, they wouldn’t have a great brand. They would love the Xerox brand. They wouldn’t have the kind of smart document technology embedded already into their offerings, so we could bring automation and capabilities to their offerings. They wouldn’t have a global presence. They could leverage the Xerox global presence, to grow faster and more rapidly, and they wouldn’t necessarily have, be in the print services or infrastructure, IT infrastructure. So that our print services would actually be a great add on to their capabilities and their offerings.

ACS actually fits that bill to a T. So we’re buying a (company), that quite frankly, people like Accenture, and IBM, see as a very difficult competitor to deal with in the marketplace, and it’s got this incredible complementary to us, which should enable us together to grow even more rapidly, in this space.

You guys probably read the rest of the slide, so I’ll skip ahead.

[Excerpt 2]

CARL LANGSENKAMP: All right, that’s, that’s fair. So before we jump into some slides about Print ‘09 and update on how we did, let’s go back to one about ACS. There’s been a lot of talk, you know, in the media, will the deal go through. I mean, where from your standpoint, Eric, do, are we with the deal, and what happens next?

ERIC ARMOUR: Well, I’m personally not as close to it as you might think, because it’s more on the services side. But I think we’re pretty confident the deal’s going to go through. If you look at it from a regulatory perspective, the antitrust type concerns that you get concerned with, are not out there. This is truly more of a bolt on acquisition, albeit, when you say bolt on, you usually think small. This is a quite large bolt on acquisition. But there’s no real anti-competitive issues involved with this. We think it makes imminent sense from where we are today, and where we want to be. And for where they are today and where they want to be, and the synergies that the two companies can bring together, I think it was, it was more difficult for the investor analyst to understand initially, so Larry and Ursula had been on the road quite a bit educating them of these benefits, and how this fits and how this comes together. And I think you’ve seen that the benefits of those road shows and in depth discussions in the stock price, over the last three weeks or so. So we’re pretty confident this is going to go through, and we think it will really put a great foundation in place for us to, not only continue to compete and win in our traditional businesses, but really grow into this new space, and become a leading competitor. I like to use bigger words than that, but I know I’m on the webinar and I don’t want to get arrested after this, this call. So a leading competitor in that space. So we’re pretty, pretty bullish on this.

The following slide which corresponds to the excerpts above was presented at the meeting.

ACS Update

Accelerates services-led strategy to provide greater scope, scale, and relevance as a global BPO competitor

Unites highly complementary organizations

Dedicated teams from each company are meeting and setting concrete priorities

Plans in place to realize specific synergies identified during due diligence process

Provides customers with a broader suite of business solutions

Delivers increased and sustainable customer and shareholder value

“The acquisition will deepen Xerox’s channels for managed print services, infuse R&D and innovation into ACS customers, and provide more standard offerings for ACS’s business process outsourcing offerings.”

Forrester Research, October 5, 2009

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